Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
Toll Free Number: 1-866-FPM-8601
e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

Dec 10th, 2004

First Point Minerals Defines New Veins,
Reports Progress at Rio Luna

Dr. Peter M D Bradshaw, P. Eng, Executive Chairman of First Point Minerals Corp. (TSXV: FPX) is pleased to release additional results from the ongoing exploration program at the Company’s 100% owned Rio Luna gold project, Nicaragua. Through a program of soil sampling, auger sampling for quartz vein fragments and trenching the company has identified a number of extensions of known veins and a series of previously unknown sub-parallel veins and broad areas of silicification. First Point is completing an aggressive surface exploration program to trench, map and sample these veins as soon as possible in order to plan the next drilling program.

The company is currently focusing on the Santa Juana and Balsamo areas with this program but the program is being extended given the current results. In addition four soil anomalies located outside known target areas, based on an ongoing soil survey, warrant auger testing and trenching where no previous work has been done.

At Santa Juana a float sample from a quartz vein assayed 250 grams per tonne (g/t) gold, (7.5 oz. per tonne) (see news release dated Sept 23/04) and in this area five hundred-auger samples have been taken over an area of 400 x 250 meters and trenching is in progress. At the Balsamo West area, the company recently traced the Lomita vein for over 470 meters and it is open to the west, and the Pablo vein which was traced for over 1500 meters and also remains open to the west (see news release dated Nov 9/04). In the Balsamo West area one thousand auger samples have been taken over an area of 400 x 600 sq. meters and additional trenching is also in progress.

The auger sampling collects samples from a depth of 1 to 2 meters, the sample is washed and siliceous or quartz vein fragments extracted and logged by a geologist. Auger sampling is designed to much more quickly define the vein targets that are then trenched and sampled for analysis.

First Point has a twenty man crew currently carrying out the auger sampling and trenching program, which will define the targets for the next drilling program. The drilling to date has demonstrated that the “productive gold horizon” is below surface vein trace and excellent gold values can be encountered at shallow depths.

Samples from this trenching program have already been submitted to the laboratory, assays are pending, and results will be released when they are available. Further trench samples are following.

To date the El Paraiso vein system at Rio Luna has a cumulative strike length of over 12 kilometer and only one kilometer has been drill tested to date. Rio Luna is a low sulphidation epithermal gold vein system the same as known gold mines in the area, El Limon (3.0 million oz gold past production plus known reserves), La Libertad (2.6million oz) and La India (0.8 million oz), which all have both open pit and underground mining production.

The qualified person supervising work on this project is Dr. Peter Bradshaw, P. Eng.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company with five precious and base metal projects located in the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna Gold Project in Nicaragua. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”
Executive Chairman

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.